UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42751

Mega Fortune Company Limited

(Translation of registrant’s name into English)

Unit 327 3/F 16W 16, Science Park West Avenue
Shatin, New Territories, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change of Directors

Effective November 30, 2025, Mr. Anthony S. Chan (“Mr. Chan”) resigned as an independent director of Mega Fortune Company Limited (the “Company” or the “Registrant”). The resignation of Mr. Chan was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective December 5, 2025, Mr. Wan Kwun Lun (“Mr. Wan”) was elected as an independent director by the remaining members of the board of directors to fill the vacancy resulting from the resignation of Mr. Chan.

From October 2014 to November 2015, Mr. Wan worked in KGI Securities (Hong Kong) Limited as a vice president. From October 2015 to June 2017, Mr. Wan worked in Finet Holdings Limited as a financial analyst. From June 2017 to February 2020, Mr. Wan worked in Wilson International Finance Holding Limited as a director. Mr. Wan has been a director of Credit Prestige International Education Consulting Limited since April 2018. Mr. Wan has been the president of Asset Management of China Zhong Heng Finance Group Limited since March 2020. Mr. Wan has also been a Director at WPG.AU (WPG International Financial Group) and an Assistant General Manager at China Investment Group Holdings (1386.HK) since July 2022. From October 2025 to July 2025, he also served as an Independent Non-executive Director for Greater Bay Area Fusion Power (01189.HK). Mr. Wan holds a degree of Bachelor of Arts in Physical Education and Recreation Management from The Hong Kong Baptist University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2025

MEGA FORTUNE COMPANY LIMITED

By:	/s/ Siu Fung Tang
Name:	Siu Fung Tang
Title:	Chief Executive Officer